UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share (Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,914,606
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,914,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,914,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.3%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,914,606
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,914,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,914,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.4%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 19 (this “Amendment No. 19”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 19 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 5 and 6 are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On November 6, 2018, Kien Huat and the Issuer entered into a commitment letter (the “Commitment Letter”) pursuant to which Kien Huat agreed to subscribe for up to $126 million (the “Maximum Amount”) of shares of Series F Preferred Stock of the Issuer (the “Preferred Stock”). The Maximum Amount will be reduced by the aggregate amount of additional financing (whether debt or equity) raised by the Issuer from third parties (net of fees and transaction costs) after the date of the Commitment Letter (the “Third Party Financing”). The Third Party Financing excludes $29 million of equity financing raised by the Issuer from any person (or affiliate thereof) with which the Issuer enters into a commercial agreement relating to online gaming and sports betting at Resorts World Catskills. The Issuer agreed in the Commitment Letter to use its reasonable efforts to secure Third Party Financing in an amount at least equal to $126 million.

Pursuant to the Commitment Letter, Kien Huat will subscribe for shares of Series F Preferred Stock on such dates and in such amounts mutually agreed upon between Kien Huat and the Issuer, but no earlier than pursuant to the following installment schedule:

Draw Date No Earlier Than	Maximum Funding Amount
11/9/2018	$12 million
2/15/2019	$20 million
5/15/2019	$20 million
8/15/2019	$15 million
11/15/2019	$37 million
3/15/2020	$22 million

The Issuer and Kien Huat will enter into a separate subscription agreement for each subscription under the Commitment Letter. Kien Huat will be entitled to a funding fee (the “Funding Fee”) in connection with each subscription in an amount of 1% of the amount so funded, or such other amount as is mutually agreed upon by the Issuer and Kien Huat. Each Funding Fee payment shall be due and payable simultaneously with the applicable funding by KHRL.

Unless earlier terminated by mutual agreement by Kien Huat and the Issuer, the Commitment Letter will terminate (i) upon the Issuer’s receipt of funding from Third Party Financing (as defined in the Term Sheet) in an amount no less than to $126 million and (ii) on April 15, 2020.

The Commitment Letter provides that the price per share of Preferred Stock will be $100,000 (the “Stated Value”). The Preferred Stock will be convertible to Common Stock of the Issuer as follows:

•	At any time prior to December 31, 2038 (the “Maturity Date”), the Preferred Stock is convertible in whole or in part, at the option of the holder of the Preferred Stock, into shares (the “Conversion Shares”) of Common Stock in such amount equal to the Stated Value divided by $20.00 (the “Conversion Price”) multiplied by the number of shares of Preferred Stock being converted. The conversion price will be subject to certain customary adjustments, to be agreed upon between the Issuer and Kien Huat.
•	If the holder of Preferred Stock has not given notice of conversion prior to the Maturity Date, each share of Preferred Stock that is outstanding on the Maturity Date shall automatically be converted into that number of shares of Common Stock determined by dividing the Stated Value by the 90-day volume-weighted average price for a share of Common Stock for the period ending the day immediately prior to the Maturity Date.

The Commitment Letter provides that in the event of a change of control of the Issuer, holders of the Preferred Stock will participate on an as-converted basis with the holders of all other equity of the Company at a conversion price equal to the purchase price of the Common Stock in such change of control transaction.

Shares of Common Stock issued upon conversion of the Preferred Stock will be subject to the registration rights under an agreement previously entered into by the Issuer and Kien Huat..

The Commitment Letter provides that holders of the Preferred Stock will be entitled to receive dividends and vote (as a single class with the Common Stock) on an as-converted basis. Additionally, the Commitment Letter provides that the Preferred Stock will have a liquidation preference equal to the Stated Value.

References to and descriptions of the Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the actual document, which is filed as Exhibit 13 hereto, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 19 is incorporated herein by reference.

(a-b) As of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of 28,914,606 shares of Common Stock, representing approximately 88.3% of the outstanding Common Stock (calculated on a the basis of a total of 32,717,491 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 19 is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Exhibit 13	Commitment Letter, dated as of November 6, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2018

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-Kfiled by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3to the Current Report on Form 8-K filed by the Issuer on August19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-Kfiled by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Letter, dated as of November 6, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.